October 5, 2012

VIA EDGAR TRANSMISSION

Mr. H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Petróleo Brasileiro S.A.—Petrobras Form 20-F for the Fiscal Year Ended December 31, 2011 Filed April 2, 2012 File No. 1-15106

Petrobras International Finance Company Form 20-F for the Fiscal Year Ended December 31, 2011 Filed April 2, 2012 File No. 1-33121

Dear Mr. Schwall:

By letter dated September 24, 2012, the Securities and Exchange Commission (the “Commission”) provided certain comments related to the annual reports on Form 20-F filed on April 2, 2012, by Petróleo Brasileiro S.A.—Petrobras (“Petrobras”) and Petrobras International Finance Company (“PifCo,” and together with Petrobras, the “Companies”).

The Commission asked the Companies to respond to such comments or to inform the Commission of when they will respond within ten (10) business days, which deadline would elapse today. On October 3, counsel for the Companies contacted Mr. Mukerjee by telephone in advance of that deadline in order to request a ten (10) business day extension as of the deadline. Mr. Mukerjee granted the Companies’ request. Consequently, the Companies undertake to submit a response to the Commission’s comments on or before October 19, 2012.

Petrobras and PifCo appreciate the staff’s accommodation in this matter.

*  *  *

Very truly yours,

/s/ Paulo Maurício Tinoco de Campos
Petróleo Brasileiro S.A.—Petrobras
Name: Paulo Maurício Tinoco de Campos
Title: Petrobras Investor Relations Manager

cc:	Francesca Odell Cleary Gottlieb Steen & Hamilton LLP